Exhibit 4.18

THIS AGREEMENT (the “Agreement”) is made on November 8th, 2013.

BETWEEN:

(1)	Medifocus Inc., a company incorporated in Ontario, Canada (hereinafter referred as “Medifocus”);

(2)	Ideal Concept Group Limited, a company incorporated with limited liability in British Virgin Islands, whose registered office is at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (hereinafter referred as “ICG”); and

WHEREAS:

(A)	Medifocus and ICG have agreed to form a Company for the sole purpose of conducting the Business in Asia Pacific. Particulars of the Company are set out in Schedule 1.

(B)	This Agreement sets out the terms and conditions under which Medifocus and ICG will cause the Company to be incorporated and sets forth the financial, managerial and other arrangements agreed between Medifocus and ICG relative to the ownership and operation of the Company and the manner in which the affairs of the Company will be conducted.

NOW THEREFORE, for good and valuable consideration, the parties, intending to be legally bound, hereby agree as follows:

1.	Interpretation

1.1	In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Approval”	Means the prior written approval of the party in question.

“the Board”	The Board of Directors of the Company or the Directors present at any meeting of the Directors duly convened and held.

“Business”	Means the performance by the Company of clinical testing with respect to and obtaining CFDA approval for, as well as the production, marketing and distribution by the Company of, the Captioned Technologies and their Related Products in the Asia Pacific.

“the Captioned Technologies and their Related Products”	Means all (whether owned or licensed by Medifocus) and products relating to Prolieve and all system using APA technology to provide cancer treatment or thermodynamic therapies for all medical conditions, as well as any technologies or products related thereto that are developed by Medifocus from time to time in the future, and licensed to the Company pursuant to the License and Distribution Agreement.

“CFDA”	Means the China Food and Drug Administration of the PRC.

“the Company”	The company incorporated in British Virgin Islands under the name Medifocus Holding Limited, with 50,000 authorized shares, par value of USD $0.01per share and 1000 issued shares. The management of the Company will be based in Hong Kong.

“Director”	A director of the Company, including where applicable an alternate director.

“HKSAR”	Means the Hong Kong Special Administrative Region.

“Holding Company”	A company fulfilling the requirements of Section 2(7) of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong and notwithstanding that it may have been incorporated in a jurisdiction other than the HKSAR.

“Intellectual Property Rights”	Means registered or unregistered patents, trademarks, designs, utility models, copyrights (including design copyrights), discoveries, creations, inventions, methods, techniques, patterns, compilations, software, hardware, technical data, data compilations, devices, specifications, processes, formulae, know-how, or any improvements upon or additions thereto, and any other intellectual property rights and any research effort relating to any of the foregoing, applications for any of the foregoing, and business names whether registerable or not.

“the License and Distribution Agreement”	The License and Distribution Agreement in the form of Exhibit “B” entered into between Medifocus and the Company simultaneously with the execution of this Agreement.

“the Memorandum and Articles”	The Memorandum and Articles of Association of the Company in the form of Exhibit “A”.

“Person”	Includes any person, firm, entity, company, corporation, government, state or agency of a state, or any association or partnership (whether or not having separate legal personality), or one or more of the foregoing.

“PRC”	Means the People’s Republic of China.

“Shareholder”	Medifocus or ICG, as the context may require, or their respective permitted transferees as the context may require.

“the Shareholders Loans”	Any loans to the Company made by a Shareholder pursuant to either Section 3.1.2 or Section 7.1 hereof.

“Shares”	Shares of the Company

“Subsidiary”	A company fulfilling the requirements of Section 2(4), (5) and (6) of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong notwithstanding that it may have been incorporated in a jurisdiction other than the HKSAR.

“Asia”	Means all countries within Asia Pacific.

1.2	References to ordinances and to statutory provisions shall be construed as references to those ordinances or statutory provisions as respectively amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time, and shall include any provisions of which there are re-enactments (whether with or without modification).

1.3	Words importing the singular only shall include the plural and vice versa, and words importing natural persons shall include corporations and unincorporated associations, and words importing the masculine gender only shall include the feminine gender and the neuter gender and vice versa.

1.4	References to clauses, sub-clauses and annexures are to clauses and sub-clauses of and annexures to this Agreement; the clause headings and index in this Agreement do not form part of this Agreement and are inserted for convenience only and shall not affect the interpretation or construction of this Agreement.

2.	Formation; Name; Business

2.1	The parties hereby agree to form the Company to own and operate the Business in the Asia Pacific.

The Business of the Company shall be to:

(1)	Perform clinical trials, collect data, and obtain CFDA approval with respect to the Captioned Technologies and Related Products in China and potentially other countries within Asia Pacific.

(2)	Produce, market and distribute the Captioned Technologies and Related Products in the Asia Pacific pursuant to the terms of the License and Distribution Agreement.

(3)	Locate licensing partner for distribution into countries where

2.2	The business and affairs of the Company shall be conducted under the name of Medifocus Holding Limited, or such other name or names as the Shareholders may from time to time agree. The principal office of the Company shall be located at (TBD). The Shareholders may change the location of the principal office and establish such additional offices as they may from time to time mutually agree.

2.3	The relationship between the Shareholders shall be limited to the conduct and operation of the Business of the Company in accordance with the terms of this Agreement and the Memorandum and Articles of Association. Such relationship shall be construed and deemed to be a joint venture for the limited business purposes specified herein, and shall not be deemed to create a joint venture, partnership or agency relationship between the Shareholders with respect to any activities whatsoever or any purpose other than those specified herein.

3.	Preliminary Matters Concerning the Company

3.1	Immediately upon the execution of this Agreement:

3.1.1	The shareholders collectively will contribute paid-up capital in the amount of One Hundred Thousand Dollars (HKD) ($100,000) and a shareholder advance in the amount of Four Million (CAD) ($600,000) base on their shareholding. The company will issue the equivalence of 40% shares to Medifocus and 60% shares to ICG. For a 12-month period starting from the execution of this Agreement, ICG agrees to make loans to Medifocus solely for the purpose as Medifocus’ portion of the capital contribution in Medifocus Holding Limited. Such loans will bear an annual interest rate of six percent and will be collateralized by Medifocus’ equity ownership in Medifocus Holding Limited, excluding the ten percent (10%) anti-dilutive equity described in Paragraph 3.1.5 below.

3.1.2	No Shareholder shall receive any interest, compensation or distributions with respect to its capital contribution, for services rendered on behalf of the Company, or otherwise in its capacity as a Shareholder, except as specifically provided in this Agreement, the Memorandum and Articles of Association or the License and Distribution Agreement.

3.1.3	Under circumstances requiring a return of any capital contribution, no Shareholder shall have the right to receive property other than cash, unless specifically determined by the Board.

3.1.4	No Shareholder shall be required to make any additional capital contributions to the Company, or to lend any additional funds to the Company, except as mutually agreed by the Shareholder and the Company in the future.

3.1.5	Medifocus will maintain a 10% anti-dilutive equity in the Company until the time of initial public offering.

4.	Management; Responsibilities and Rights of the Parties

The principal responsibilities with respect to the day to day operational management of the Company shall generally be divided and allocated between the Shareholders as follows:

4.1	Medifocus shall have primary responsibility for the following:

4.1.1	to grant an exclusive license to the Company to distribute and market the Captioned Technologies and their Related Products in Asia Pacific, pursuant to the terms and conditions of the License and Distribution Agreement;

4.1.2	to apply for, prosecute, and maintain all patents and other Intellectual Property Rights for the Captioned Technologies and their Related Products, whether inside or outside Asia Pacific; Medifocus shall retain the unconditional and exclusives rights to such patents and other Intellectual Property Rights.

4.1.3	to direct and manage all research and development and testing activities for the Captioned Technologies and their Related Products in the Asia Pacific;

4.1.4	to appoint and authorize the Company as its agent for the purpose of performing clinical testing with respect to and obtaining CFDA approval for the Captioned Technologies and their Related Products in the Asia Pacific;

4.1.5	to provide on-site and off-site technical support and periodic training to the staff in the Company as and when reasonably required from time to time (in relation to distribution and marketing of the Captioned Technologies or otherwise); and

4.1.6	to create alliance with Universities and Government Agencies within the region for further research and development.

4.2.	ICG shall have primary responsibility for the following:

4.2.1	procure the incorporation of the Company;

4.2.2	create a business plan evaluating the business opportunity for Medifocus’ products in the Asia Pacific Region;

4.2.3	identify and secure reputable company advisor for the application of relevant regulatory approval and commercialization of the product;

4.2.4	with the cooperation of the Board, procure the Company to perform clinical trials in consultation with and upon the Approval of Medifocus (acting reasonably), and to obtain CFDA approval for the Captioned Technologies and their Related Products in China;

4.2.5	with the cooperation of the Board, procure the Company to market, distribute, and sell the Captioned Technologies and their Related Products in Asia Pacific in accordance with the terms and conditions of the License and Distribution Agreement;

4.2.6	The Company may assist Medifocus to identify/secure OEM manufactures for the products but the Company will not have the rights to the manufacturing of the products unless it’s authorized by Medifocus in the future.

4.2.7	with the cooperation of the Board, manage the cash flow of the Company, use commercially reasonable efforts to procure future funding for the Business, and otherwise to assist the Company in developing markets for the Captioned Technologies and their Related Products in Asia Pacific.

4.3

Prior to the beginning of each fiscal year of the Company, ICG shall develop and propose an operating budget, and a development and marketing plan for the Captioned Technologies and their Related Products, for such fiscal year, and submit such budget for the review and approval of the Board. Neither

Shareholder shall incur expenses on behalf of the Company that are not provided for in the budget or undertake activities not generally contemplated in the development and marketing plan without the approval of the other Shareholder or the Board.

4.4	ICG shall maintain or cause to be maintained complete and accurate books of account for the Company at the principal office of the Company. The books shall be maintained on the accrual basis of accounting and shall be closed and balanced at the end of each fiscal year by the certified public accountants regularly used by the Company. Subject to confidentiality obligation hereunder, each Shareholder shall have unrestricted access to such books of account and shall have access, upon request, to true and complete information with respect to all matters affecting the Company.

4.5	The Shareholders shall cause the Company to obtain and maintain in full force and effect during the term of this Agreement, at the expense and for the benefit of the Company, product liability insurance and such other property and liability insurance, in favor of the Company, with such insurer in such amounts as the Board deems advisable.

4.6	With the cooperation of the Board, ICG shall cause the annual income tax information and any required tax returns to be prepared and provided to each Shareholder not later than six months after the end of each year, to enable each Shareholder to file its tax returns on a timely basis.

4.7	A bank account or accounts shall be maintained in such bank or banks as may be mutually agreed by the Shareholders from time to time. All funds of the Company shall be deposited in such account or accounts, and all withdrawals therefrom shall be made upon the policies and procedures established by the Board and in accordance with the budget Approved by the Board. In no event may any Company bank account be used for payment of any expenses of a Shareholder that are not related to the Business of the Company.

Neither Shareholder shall, without the Approval of the Board or the other Shareholder, take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, unless authorized in accordance with the terms hereof. Each Shareholder shall indemnify and hold harmless the other Shareholder and its affiliates, stockholders, directors and officers from and against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments, awards, costs and expenses (including but not limited to reasonable attorneys’ fees) arising from or related to a breach of any of the provisions of Section 4.3 or this Section 4.7 by such Shareholder or any of its affiliates, officers, employees or agents.

5.	Board of Directors

5.1	The final authority and control over the business and affairs of the Company shall be vested in the Board of Directors. The Company shall have five (5) Directors. ICG being the majority shareholders shall be entitled to appoint three (3) Directors with the corresponding right to remove and replace any such Director so appointed by it and to fill any vacancy which may occur with respect to any Director so appointed. Medifocus with its 40% shares in the Company shall be entitled to appoint two (2) Directors with the corresponding right to remove and replace any such Director so appointed by it and to fill any vacancy which may occur with respect to any Director so appointed. Subject to applicable laws, any such appointment, removal and/or replacement of a Director shall be effective upon written notice thereof having been given to the Company at its registered office.

5.2	The quorum for a meeting of the Board shall be three (3) Directors present in person or by phone, of whom at least one shall be a nominee of Medifocus, one a nominee of ICG.

5.3	Decisions of the Directors shall be by majority vote and, in the case of an equality of votes at a meeting of the Board, the chairman shall not be entitled to a second or casting vote.

5.4	Simultaneously with the execution of this Agreement, the Shareholders shall appoint their respective nominees to constitute the initial Board of the Company, who shall manage the Company and approve all matters related thereto (unless delegated to the management of the Company), including but not limited to approval of the following:

5.4.1	the issuance of the subscribers’ shares referred to in Section 3.1.1 above;

5.4.2	the Memorandum and Articles of the Company;

5.4.3	the issuance of appropriate Share Certificates under the Common Seal of the Company;

5.4.7	the execution of the License and Distribution Agreement by the Company;

5.4.8	the location of the Company’s principal business address and its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands;

5.4.9	The establishment of the Company’s financial year to end on 31st December in each year.

5.5	The Board shall meet at least annually to discuss the business of the Company. If convening the entire Board in person is not practicable at any time, the Board may meet by teleconference. The first Board meeting will be held before 31st January 2013.

5.6	The Shareholders agree that no action shall be taken, obligation incurred, or money spent with respect to any of the following major decisions (the “Major Decisions”) concerning the Company unless the same has been Approved by Medifocus and ICG:

(i)	the terms of any manufacturing agreement between the Company and a third party to manufacture all or any portion of the Captioned Technologies or Related Products;

(ii)	the Company’s basic pricing strategy for sale of the Captioned Technologies or Related Products to third party purchasers (the parties recognizing that pricing strategies may need to be flexible to respond to the various markets);

(iii)	any investments in capital equipment by the Company in excess of twenty percent of the paid-up capital of the Company not specifically included in the annual budget;

(iv)	sublicense by the Company to any third party of any of the technology licensed to the Company, and/or any agreement to permit any third party to market any Captioned Technologies or Related Products in the Asia Pacific;

(v)	any decision to market products other than the Captioned Technologies or Related Products or to engage in any business other than the Business;

(vi)	any issuance of stock of the Company except for issuance of stock options and issuance of underlying shares or other incentive shares to management of the Company;

(vii)	hire or appoint the Scientific Director, general manager or any other senior staff member of the Company;

(viii)	acquire by lease or purchase, or sell, transfer, assign, mortgage, lease or exchange, or any other real or personal property necessary or advisable for the operation of the Business having a value, or requiring a commitment or expenditure in excess of twenty percent of the paid-up capital of the Company ;

(ix)	borrow money or issue evidence of indebtedness on behalf of the Company, or refinance, modify or extend any indebtedness of the Company, or pledge or lien assets of the Company in connection therewith;

(x)	dissolve or terminate the Company;

(xi)	sell, transfer or otherwise dispose of all or substantially all of the assets of the Company other than sales, transfers or other dispositions in the ordinary course of the business of the Company;

(xii)	waive or compromise any right or claim of the Company;

(xiii)	enter into any contract, license, lease or other Agreement with any Person that is an affiliate or related party of a Shareholder;

(xiv)	the formation or creation of any affiliate or Subsidiary or acquisition of any Person or allowing any Person to become a Subsidiary; or

(xv)	any other act inconsistent with the terms of this Agreement.

6.	Staff

6.1	The Company shall recruit and employ such staff as the Board considers necessary for the proper conduct of the Business.

7.	Finance

7.1	The working capital requirements of the Company will be met from time to time, as the Directors may resolve from time to time, from the net operating profit of the Company, private equity placement and initial public offering of the Shares under the Hong Kong Stock Exchange or other stock exchanges as the Board may approve, or commercial loans from third party lenders. If none of these sources of working capital are available on commercially reasonable terms, the Company may request that for a Shareholders loan to the Company on such terms and conditions as the Company and the Shareholders mutually agree. Any request from the Company for loans from the Shareholders shall be made the same in all respects to each Shareholder. The decision of whether or not it desires to loan funds to the Company shall be in the sole and absolute discretion of each Shareholder.

7.2	To the extent that guarantees or other securities are required from the Shareholders in respect of any borrowings by the Company, such may be furnished by the Shareholders severally on terms acceptable to each Shareholder but, in the event the Shareholders shall, nevertheless, agree that joint and several guarantees or other securities are required, they shall be given upon terms that, as among the Shareholders, each of them shall bear same liability (if any) thereunder and each of them shall indemnify and hold harmless the others from and against any loss, cost, damage or expense suffered or made by the others in consequence of a claim being made against the others in respect of more than the relevant proportion of any such liability.

8.	Issuance of Shares

8.1	The issue of each new Share shall be regulated in accordance with the provisions in this Agreement and the Articles.

9.	Dealings in and Transfer of Shares

9.1	Each Shareholder undertakes that it will not:

9.1.1	grant any option over or otherwise voluntarily or involuntarily pledge, lien or encumber, the legal and/or beneficial interest in its Shares, except with the Approval of the other Shareholders (which Approval shall be in the sole and absolute discretion of each such Shareholder).

9.1.2	sell or transfer its legal or beneficial interest in the Shares except in accordance with the provisions of the Articles, which shall provide that if a Shareholder desires to transfer its Shares to a third party, the Shareholder shall first offer in writing to sell the Shares to the other Shareholder on the terms on which the Shareholder proposes to transfer the Shares to the third party transferee and such terms shall be expensed in cash only. The other Shareholder shall then have sixty (60) days after receipt of the offer to provide written notice to the transferring Shareholder of its desire to purchase the Shares on the offered terms. Provided, that if any Shareholder declares bankruptcy or is adjudicated bankrupt (the “Bankrupt Shareholder”), each of the other Shareholders, in accordance with its pro rata share shall have the option, exercisable by notice to the Bankrupt Shareholder (or its representative) at any time prior to the 180th day after receipt of notice of the occurrence of the event causing it to become a Bankrupt Shareholder, to purchase the Bankrupt Shareholder’s Shares at a price equal to the fair market value of such Shares (as determined by the Company’s independent accountants, in their sole and absolute discretion).

9.2	The provisions of Section 9.1.2 shall not apply to a transfer of all (but not part only) of its holding of shares by a Shareholder to its Holding Company or its Holding Company’s wholly owned Subsidiary, provided that the transferring Shareholder proves to the reasonable satisfaction of the other Shareholder hereunder, that the proposed transferee has comparable financial resources to fulfill its obligations hereunder as the transferring Shareholder. Any shares transferred in accordance with this Section 9.2 shall be transferred back to the original transferring Shareholder if the relationship between the holder of such shares and the original transferring Shareholder ceases to be within the scope of this Section 9.2. In addition, nothing contained herein shall be construed to prohibit, otherwise restrict, or require the consent of a Shareholder, to a change in ownership control of the other Shareholder, or the transfer by a Shareholder of all or substantially all of its assets, and the corresponding transfer of the Shares resulting therefrom.

9.3	In the event that a Shareholder elects to sell or transfer (the “Selling Shareholder”) all or a portion of the Shares owned by it (other than as provided in Section 9.2 and after giving effect to Section 9.1) (the “Tagged Shares”), such party must provide notice of such election (including the amount of Shares and the terms, including price, upon which such Tagged Shares are to be sole or transferred and the proposed date of such sale or transfer) to the remaining Shareholders (each a “Non-Selling Shareholder”) at least thirty (30) days prior to the date of such sale or transfer. Upon receipt of notice, each Non-Selling Shareholder may elect, to participate in such sale or transfer by giving notice to the Selling Shareholder at least ten (10) days prior to the expiration of the thirty (30) day period. After receipt of such notice, the Selling Shareholder shall not effect such sale or transfer unless either (i) the proposed transferee of the Tagged Shares offers to purchase from any Non-Selling Shareholder, at the same price and terms as the Tagged Shares, that amount of Shares owned by the Non-Selling Shareholder which bears the same proportion to the total amount of Shares owned by the Non-Selling Shareholder, as the amount of Tagged Shares being sold or transferred by the Selling Shareholder bears to the total amount of Shares owned by the Selling Shareholder, or (ii) the amount of such Non-Selling Shareholder’s Shares and the amount of Tagged Shares, shall each be reduced proportionately to equal the total amount of Shares to be purchased by the proposed transferee.

9.5	If at any time a Selling Shareholder desires to sell or transfer all of its Shares in one or a series of related transactions (other than as provided in Section 9.2 and after giving effect to Section 9.1), then the Selling Shareholder may require the Non-Selling Shareholder and any other Shareholder to sell or transfer all of its Shares at the same price and terms than those received by the Selling Shareholder. A transaction subject to this Section 9.5 can take the form of a sale of stock, a merger or consolidation, a sale of substantially all of the assets of the Company or otherwise.

9.6	Any transfer of Shares, shall be conditioned upon the transferee executing a counterpart of this Agreement, whereby the transferee shall agree to be bound by and to observe and perform each of the terms and conditions of this Agreement.

9.7	All certificates representing the Shares shall bear a legend stating that the Shares represented by such certificates are subject to restriction of transfer and the provisions of this Agreement.

10.	Exercise of Voting Rights

10.1	Each Shareholder shall:

10.1.1	exercise all voting rights and powers available to it in relation to the Company so as to give full effect to the terms of this Agreement including, where appropriate, the carrying into effect of the terms as if they were embodied in the Memorandum and Articles;

10.1.2	generally use all commercially reasonable efforts to promote the Business and the interests of the Company and its Subsidiaries; and

11.	Non-competition Restriction and Non-disclosure of Information

11.1	Neither Shareholder nor any of its Subsidiaries shall while it or any of its Subsidiaries holds Shares [and 6 months thereafter], directly or indirectly, either on its own behalf or in the capacity of owner, consultant, joint venture partner or member of another company, corporation, firm or other entity, conduct, operate, provide products or services, or be concerned or interested in any business, that competes, whether directly or indirectly, with the Business of the Company in the Asia Pacific.

11.2

Neither of the Shareholders (nor any of their respective directors, officers, or employees) shall disclose or divulge to any Person (other than employees or consultants of the Company or the Shareholders who have a need to know and who have executed appropriate confidentiality agreements) use for any purpose in competition with the Company or such other Shareholder, or transfer or sell on their own behalf or on behalf of others, any of the trade secrets, information relating to any of the Intellectual Property Rights, or customer, marketing, financial, or other proprietary and confidential information of the other Shareholder, the Company or any of its Subsidiaries, that it acquires as a result of entering into this Agreement or otherwise in its capacity as a Shareholder or director of the Company (the “Confidential Information”). Each Shareholder shall use all commercially reasonable efforts to prevent its employees from doing anything which, if done by the Shareholder, would be a breach of this

Section 11.2. This restriction shall continue to apply after the expiration or termination of this Agreement without limit in point of time but shall cease to apply to secrets or information which come into the public domain through no fault of the Shareholder concerned. Notwithstanding the above, if any Shareholder is required by applicable law or court order to disclose any of the Confidential Information, such Shareholder shall immediately notify the other Shareholder of such requirement to disclose so that such other Shareholder may take necessary action to obtain relief from such disclosure requirement under applicable law or court order and two days after such notification to the other Shareholders, the Shareholder required under applicable law or court order may disclose the Confidential Information as requested.

12.	Warranties and Undertakings

12.1	Each Shareholder specifically warrants to and undertakes to the other Shareholder that:

12.1.1	it shall take or cause to be taken all commercially reasonable action necessary with respect to the conduct of the affairs of the Company (including, but without prejudice to the generality of the foregoing, the giving of all necessary directions to its nominees on the Board and the convening of and voting at general meetings of the Company) to ensure that full and complete effect is given to the provisions of this Agreement;

12.1.2	it is duly incorporated and validly existing under the laws of the country of its incorporation; it has power to execute, deliver and perform its obligations under this Agreement; all necessary corporate, shareholder and other action has been taken to authorize its execution, delivery and performance of this Agreement; and this Agreement constitutes its valid and legally binding obligations in accordance with its terms; and

12.1.3	neither the execution of this Agreement or the License and Distribution Agreement, nor the performance of its obligations thereunder, conflicts with or will result in the breach of any of the terms or conditions of, or constitutes a default under, any agreement, indenture, contract or undertaking to which the Shareholder is a party or by which it is bound.

12.1.4	as to Medifocus, Medifocus represents and warrants the Intellectual Property Rights relating to the Captioned Technologies and Related Products are owned or licensed by Medifocus and Medifocus has the right to grant an exclusive license to the Company as contemplated in Section 4.1.1 above;

12.2	Each Shareholder agrees that it shall refer all inquiries and general business opportunities relating to the Business in the Asia Pacific to the Company.

13.	Dividends and Financial Information

13.1	It is the intention of the Shareholders that subject to prudent retention of profits by way of reserve and the Company’s working capital requirements as determined by the Board, fifty percent (50%) of the profits of the Company available for distribution (after tax has been deducted) shall be distributed by way of dividend annually to each Shareholder, unless otherwise mutually agreed between the Shareholders.

13.2	In addition to its annual audited financial statement, the Company shall produce monthly unaudited balance sheets and financial and operating reports, all prepared on generally accepted accounting principles.

14.	Dissolution

The Company shall only be dissolved upon the occurrence of one of the following events:

(1)	the mutual agreement of the Shareholders;

(2)	the sale or disposition of all or substantially all of the assets of the Company pursuant to Section 5.6;

(3)	the occurrence of any events causing the dissolution of the Company under the laws of British Virgin Islands; or

(4)	if a Shareholder fails to perform any of its material obligations under this Agreement after being given one hundred and twenty (120) days written notice of such failure and an opportunity to cure such failure.

The Shareholders shall mutually determine a plan for liquidating the Company’s assets and debts within sixty (60) days after the Company dissolves. The Shareholders shall act jointly to liquidate the assets of the Company and shall apply and distribute the proceeds thereof in the following order:

(1)	First, to the payment of debts and liabilities of the Company to third party creditors;

(2)	Second, to the payment of any debts or liabilities to Shareholders;

(3)	Third, to the establishment of any reserves that the Shareholders deem reasonably necessary for contingent or unmatured liabilities or obligations of the Company; and

(4)	Fourth, the balance of any cash or property available for distribution shall be distributed in equal amounts to each Shareholder.

Upon dissolution of the Company, any licenses held by the Company to use technology shall automatically terminate, and the parties that licensed such technology to the Company shall have the complete, unconditional right to use, license and commercialize such technology as if such license did not exist. Upon dissolution of the Company, neither Shareholder shall use any technology owned or developed by the other Shareholder except to extent permitted under the terms of a separate written agreement executed by the parties at that time governing such use. Upon the completion of the liquidation of the assets of the Company, this Agreement shall terminate, except for obligations of a Shareholder to the other Shareholder arising from branch of its obligations arising on or before the completion of the liquidation of the assets of the Company.

15.	Protection of a Name

15.1	Neither of the Shareholders shall, while the Company or its Subsidiaries carry on the Business, use or permit the use of the name Medifocus Holding Limited by any Person other than the Company or its Subsidiaries.

16.	Nature of this Agreement

16.1	None of the provisions of this Agreement shall be deemed to constitute a partnership among the Shareholders and neither Shareholder has the authority to legally bind the other Shareholder in any way.

17.	Costs and Expenses

17.1	All costs, legal fees and other expenses incurred by a Shareholder in the preparation and execution of this Agreement shall be borne by such Shareholder.

17.2	All costs, legal fees, registration fees and other expenses incurred in the formation of the Company shall be borne by the Company.

17.3	All expenses incurred on behalf of the Company should have prior written approval from the Company’s CEO or Financial Controller via email. After the cost is incurred, each shareholder has 90 days to file the relevant receipt with the Company’s office. Reimbursement payment should be made no later than 60days from filing date.

18.	Restrictions on Assignment

18.1	Neither Shareholder shall be entitled to assign or transfer any of its rights or obligations hereunder, in whole or in part, except to the extent that a transferee becomes a Shareholder of the Company in accordance with the provisions of this Agreement and the Articles of Association of the Company. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

19.	Governing Law

19.1	This Agreement shall be governed by and construed in accordance with the laws of British Virgin Islands.

19.2	Any provisions of this Agreement that are prohibited by or are unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Agreement and this Agreement shall be considered so revised and limited. Where, however, the provisions of any such applicable law may be waived, they are hereby waived by the Shareholders to the full extent permitted by such law to the extent necessary to cause this Agreement to be a valid and binding agreement, enforceable against each party hereto in accordance with its terms.

20.	Entire Agreement

20.1	This Agreement (together with the schedules attached hereto) contains all the terms and conditions agreed between the Shareholders as to the subject matter hereof and supersedes and cancels, in all aspects, all previous letters of intent, correspondence, undertakings, agreements, undertakings and arrangements (if any) between the Shareholders with respect to the subject matter hereof, whether written or oral.

21.	Prevalence of this Agreement

21.1

In the event of any ambiguity or conflict arising between the terms of this Agreement and those of the Memorandum and Articles, the terms of this Agreement shall prevail as among the Shareholders but not as to amend the Memorandum or Articles. However the Shareholders agree with each other that they shall as soon as practical cause the Memorandum or Articles to be amended (to the extent permitted by law) so that the conflict with the terms of this Agreement ceases to exist.

21.2	In the event of any ambiguity or conflict arising between the terms of this Agreement and those of the Memorandum of Understanding, the terms of this Agreement shall prevail as among the Shareholders.

22.	Notices

22.1	All notices required to be given under this Agreement or in connection herewith shall be in writing delivered personally or by certified or registered mail, return receipt requested, by facsimile or telex, or by international courier service that provides evidence of delivery, and shall be deemed given when actually delivered to the party to whom the notice is addressed at its latest address, fax number or telex (as applicable). Any notice to a Shareholder or to the Company shall be sufficiently served if sent to its above stated address or its registered office in Hong Kong or to such other address as either party shall designate in writing to the other party from time to time.

23.	Dispute Resolution

23.1	The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach, along with any other rights or remedies it may have, at law or in equity.

23.2

Except for the right of either party to seek specific performance or injunctive relief pursuant to Section 23.1 hereof, in the event of a breach by the other party of its obligations hereunder, any dispute, controversy, or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the commercial arbitration rules of the International Chamber of Commerce (“ICC”) (or any similar successor rules thereto) as are in force on the date when a notice of arbitration is received. The appointing authority shall be the ICC. The notice of arbitration shall specifically describe the claims, disputes, or other matters in issue that are being submitted to arbitration. The number of arbitrators shall be [one]. The language to be used in the proceedings shall be English. The place of arbitration shall be mutually agreed by the parties and if the parties fail to agree, it shall be Hong Kong. The decision of the arbitrator shall be final and binding upon the parties, and such decision shall be enforceable through any courts having competent jurisdiction. The costs and expenses of arbitration shall be allocated and paid by the parties as determined by the arbitrator. Both parties agree to use their best efforts to cause a final decision to be rendered with respect to the matter submitted to arbitration within sixty (60) days after is submission.

24.	Counterparts

This Agreement may be executed in two or more counterparts and by facsimile, each of which shall be deemed an original and all of which together shall constitute one and the same document.

(Signatures on following page)

AS WITNESS the hands of the duly authorized representatives of Medifocus Inc., Ideal Concept Group Ltd the date first above written.

SIGNED BY	)/S/ Augustine Y. Cheung
for and on behalf of	)
Medifocus Inc.	)
in the presence of:	)/S/ Douglas Liu

SIGNED BY	)/S/ Michael Tse
Ideal Concept Group Ltd	)
in the presence of:	)/S/ Douglas Liu

SCHEDULE 1

1.	Name	:	Medifocus Holding Limited

2.	Date of incorporation	:	TBD

3.	Country of incorporation	:	British Virgin Island

4.	Company Number	:	TBD

5.	Registered office	:	TBD

6.	Authorised share capital	:	50,000

7.	Issued share Par value UD$0.01 per share	:	1,000

8.	Shareholders and their shares	:	Medifocus Inc. Ideal Concept Group Limited	40% 60%

9.

EXHIBIT “A”

[Memorandum and Articles of Association of the Company to be attached here]

EXHIBIT “B”

[Licensing Agreement to be entered into between Medifocus and the Company to be attached here]

EXHIBIT “C”

[A list of the Captioned Technologies and their Related Products to be provided by Medifocus to be attached here]